Exhibit 99.2

Press release

WiLAN Provides Financial Update

OTTAWA, Canada – October 24, 2013 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today provided a financial update.

The Company is disappointed with the decision in its Texas litigation case against Apple yesterday, but would like to take this opportunity to remind shareholders of the Company’s strong financial position and results to date. The patent that was at issue in that case expires in just over three months and is only one patent in our portfolio of more than 3,000. Since refocusing the Company on intellectual property licensing in mid-2006, the Company has signed more than 270 license agreements worth between $725 million and $750 million.

For the third quarter of 2013 ended September 30, 2013, revenues will be $20.7 million which is in line with previously provided guidance. Revenues for the fourth quarter are expected to be between $26.0 million and $28.0 million. Revenues for the full 2013 fiscal year, ending on December 31, 2013, are expected to be in the range of $85.0 million to $87.0 million. Revenues for the fourth quarter and the full year include contributions from license agreements signed in the fourth quarter, several of which have revenue components that are not expected to recur in future periodsand management’s estimate of running royalties yet to be reported.

Since the Company refocused in mid-2006, through to the end of the third quarter this year, WiLAN has recorded more than $400 million in consolidated revenues.

The Company is pleased to report that its estimated backlog position, which consists of the value of signed license agreements characterized as having fixed periodic payments plus management’s estimate of revenues to be reported and collected upon under signed running royalty license agreements, is now between $325 million and $350 million. The Company expects the majority of these revenues to be collected over the next four fiscal years with some license agreements extending for more than seven years.

The Company's estimated revenue backlog represents its estimates of revenues yet to be recorded from signed license agreements. These estimates consider the market forecasts for the technologies covered within the Company’s patent portfolio, publicly available and, in certain cases, privately provided forecasts for existing licensees’ product sales, and the relevant license rates in effect in these signed agreements. The timing of license agreement closings, breadth and depth of product portfolios licensed and other external market forces may cause the Company's estimated revenue backlog to vary from one reporting period to the next.

The Company’s revenues result from the licensing of intellectual property which, by its very nature, is directly affected by the timing of the closure of license agreements, the nature and extent of specific licenses including actual rates, product sales by licensees which can be subject to seasonality and overall market demands as well as the timeliness of the receipt of licensee royalty reports. In addition, certain revenues may be of a one-time nature.

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Press release

WiLAN’s imperative is to negotiate the best possible license as measured over the long-term and accordingly, the timing of actual license signings may vary from that forecasted. Actual results may vary materially from the guidance provided as a consequence of the above noted factors.

The above statements are forward-looking and actual results may differ materially. The “Forward-looking Information” section at the end of this press release provides information on various risks and uncertainties that the Company faces. Additional information identifying risks and uncertainties relating to the Company’s business are discussed in greater detail in the “Risk Factors” section of WiLAN’s annual information form for the 2012 fiscal year dated March 7, 2013 (copies of which may be obtained at www.sedar.com or www.sec.gov). Financial guidance is provided to assist investors and other interested parties in understanding WiLAN’s performance. Readers are cautioned that using this information for any other purpose may be inappropriate.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 270 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “are expected to be”, “are not expected to recur”, “estimate of running royalties yet to be reported”, “estimate of revenues to be reported and collected”, “expects”, “estimated revenue backlog”, “yet to be recorded”, “may cause the Company’s estimated revenue backlog to vary”, “may vary”, “may differ” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s March 7, 2013 annual information form for the year ended December 31, 2012 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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Press release

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For media and investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

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